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                        SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                 -----------------------------------------------


                          INTERSTATE HOTELS CORPORATION
                                (Name of Issuer)


Common Stock, USD0.01 par value per share                         46088R108
    (Title of class of securities)                              (CUSIP number)


                                 David A. Harris
                                 Odessa Limited
                               International House
                                  Victoria Road
                              Douglas, Isle of Man
                                  British Isles
                               011 44 1624 630600
            (Name, address and telephone number of person authorised
                     to receive notices and communications)

                                 With a copy to:

                              Stephen M. Besen Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                                 (212) 310 8000


                                 August 15, 2000
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

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54041.0004

 .........................................................................................................
CUSIP No. 46088R108                       13D                                        Page 2 of 5
 ...........................    ..........................................................................
             1                     Name of Reporting Person                           Odessa Limited
                                   SS or I.R.S. Identification No.
                                   of above person
 ...........................    ..........................................................................
             2                     Check the appropriate box if a member of group:             A [ ]
                                                                                               B [ ]
 ...........................    ..........................................................................
             3                     Sec Use Only
 ...........................    ..........................................................................

             4                     Source of Funds:                                          WC
 ...........................    ..........................................................................
             5                     Check Box if disclosure of Legal Proceedings is
                                   required pursuant to Item 2(d) or 2(e):
 ...........................    ..........................................................................
             6                     Citizenship or place of organisation:      Isle of Man, British Isles
 ...........................    ..........................................................................
             7                     Sole voting power:

Number of Shares

Beneficially owned by

Each reporting

Person with
                               ...........................    ...........................................
                                          8                    Shared voting power:
                               ...........................    ...........................................
                                          9                    Sole dispositive power:
                               ...........................    ...........................................
                                         10                    Shared dispositive power:

 ...........................    ..........................................................................
             11                    Aggregate amount beneficially owned by reporting person:
                                   607,000 shares of the Common Stock, par value US$0.01 per share
 ...........................    ..........................................................................
             12                    Check box if the aggregate amount in row (11) excludes certain shares:
 ...........................    ..........................................................................
             13                    Percent of class represented by amount in row (11):
                                   Approximately 9.72%

 ...........................    ..........................................................................
             14                    Type of reporting person:                                 CO
 ...........................    ..........................................................................


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ITEM 1.              Security and Issuer

                     This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to the common stock, par value US$0.01 per share ("Common Stock"), of Interstate Hotels Corporation (the "Issuer"). The address of the principal executive office of the Issuer is 680 Andersen Drive, Foster Plaza Ten, Pittsburgh, Pennsylvania 15220.

ITEM 2.              Identity and Background

                     The person filing this Schedule 13D is Odessa Limited, a company incorporated in the Isle of Man (the "Reporting Person"). The principal business of the Reporting Person is property and investment holding and the Reporting Person has its registered office and principal place of business at International House, Victoria Road, Douglas, Isle of Man, British Isles.

                     The directors of the Reporting Person are David Andrew Harris (British citizen), Katharine Georgina Harding (British citizen) and Niamh Goddard (Irish citizen) all of whose business addresses is International House, Victoria Road, Douglas, Isle of Man, British Isles.

                     All of the outstanding stock of the Reporting Person is owned by Aundyr Trust Company Limited of International House, Victoria Road, Douglas, Isle of Man, British Isles, as trustee of a trust. The directors of Aundyr Trust Company Limited are David Andrew Harris, Katharine Georgina Harding, John Michael Watterson (British citizen) and Kenneth Alec Jones (British citizen), all of whose business addresses is International House, Victoria Road, Douglas, Isle of Man, British Isles.

                     None of the Reporting Person, Aundyr Trust Company Limited or the individuals previously referred to in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.              Source and Amount of Funds or Other Consideration

                     The source of funds used by the Reporting Person for the purchase of Common Stock was working capital of the Reporting Person. The aggregate amount paid for the Common Stock acquired by the Reporting Person was US$1,641,935. No brokerage commissions were paid.

ITEM 4.              Purpose of Transaction

                     The Common Stock was acquired by the Reporting Person for investment purposes.

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                                                                   Page 4 of 5

ITEM 5.             Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 607,000 shares of Common Stock, which represents approximately 9.72% of the outstanding Common Stock;

(b) The directors of Reporting Person jointly exercise on behalf of the Reporting Person the voting and dispositive power with respect to the Common Stock owned by the Reporting Person;

(c) Within the past 60 days the following transactions were effected by the Reporting Person in the Common Stock:

         Date of Transaction          No. of Capital Shares        Price per
                                      Shares Purchased             Share Paid

         8/15/00                      607,000                      US$2.701/2


         The foregoing transaction was an off market purchase.

(d)      None

(e)      Not applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                     To the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.              Materials to be Filed as Exhibits

                     None.

              (The reminder of this page intentionally left blank).


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                                                                   Page 5 of 5


                                   SIGNATURES

                     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  18th August 2000

                                                ODESSA LIMITED

                                                By: /s/ David Andrew Harris
                                                    ............................
                                                    Director, duly authorised